UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Packaging and Logistics Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46010T 107
(CUSIP Number)

Owen Naccarato, Naccarato & Associates 18881 Von Karman Ave., Suite 1440, Irvine, California 92612 Phone: 949-851-9261
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	46010T 107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standard Resources Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,915,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,915,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,915,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1. Security and Issuer

The securities to which this statement relates are shares of common stock, $.001 par value (the "common stock") of International Packaging and Logistics Group, Inc. Principal executive offices of the Corporation are located at 7700 Irvine Center Drive, Suite 870, Irvine, California, 92608.

Item 2. Identity and Background

(a) Name:	Standard Resources Ltd.
(b) Place of Organization:	Hong Kong
(c) Principal Business:	Business Consulting
(d) Address of Principal Office:	Room 2202, 22F
168 Sai Yeung Choi Street Mongkok, Kowloon Hong Kong, China

(e) Criminal Proceedings:	None
(f) Civil Proceedings:	None

Item 3. Source and Amount of Funds or Other Considerations

Standard Resources Ltd. was issued the shares pursuant to an agreement and plan of merger that was entered into on May 11, 2007, by and among International Packaging and Logistics Group, Inc. (“IPLO”)(formerly Kaire Holdings Incorporated), YesRx.com, Inc. (a wholly owned subsidiary of IPLO, and H&H Glass, having its principal place of business at 7700 Irvine Center Drive Suite 870, Irvine, CA 92618 (see Form 8-K filed 5-14-2007).

In summary H&H Glass was acquired by IPLO in 2007 for an exchange of shares. The owner of H&H Glass was Allen Lin who had the shares he received issued in the name of Standard Resources Ltd, for whom he is the control person. Allen Lin is also the Director of the Company.

Item 4. Purpose of Transaction

Acquisition: In 2007, International Packaging and Logistics Group, Inc. through its wholly-owned subsidiary, YesRx.com acquired all the outstanding shares of H&H Glass, Inc., in exchange for 3,915,000 shares of its common stock in a reverse triangular merger. H&H Glass is a glass importer that supplies custom products such as perfume bottles and food condiment bottles, plus provides complementary services such as container design and mold making. H&H Glass imports glass containers from Asia and distributes to North America. H&H Glass acquires its products mainly from one supplier in China and Taiwan and sells its products through several distributors in the United States and Canada who service small to medium sized customers. H&H imports in excess of 1,000 shipping containers of glass a year. Depending on the size of the product, a container can contain anywhere from 3,000 to 300,000 pieces.

H&H Glass was to serve as the new base business for IPLO. All pharmacy operations was subsequently discontinued with the new focus on providing distribution services, specifically glass packaging, globally.

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Item 5. Interest in Securities of the Issuer

(a)	Standard Resources LTD owns 3,915,000 shares of Common Stock as of the date of this report which represents 86.9% of the common stock of the Company.

(b)	Number of shares as to which there is sole power to vote or to direct the vote: 3,915,000 shares

(c)	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D: None as of today

(d)	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: N/A

(e)	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable): N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2016
Dated

/s/ Allen Lin
Signature

President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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